Exhibit 99.1

GW Pharmaceuticals plc Reports Third Quarter 2016 Financial Results and Operational Progress

- Positive Phase 3 Epidiolex pivotal trial in Lennox-Gastaut Syndrome (LGS) –

- Positive FDA pre-NDA meeting - NDA for Dravet syndrome and LGS on track for H1 2017 submission -

-Conference call today at 8:30 a.m. EDT, 1:30 p.m. BST-

London, UK, 9 August 2016: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, GW, the Company or the Group), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced financial results for the third quarter ended 30 June 2016.

“We have now reported two positive Phase 3 trials for Epidiolex and are on track for an NDA filing that includes both the Dravet syndrome and Lennox-Gastaut Syndrome indications. We believe that these Phase 3 data show that Epidiolex has the potential to provide a robust and clinically meaningful reduction in seizures in these highly treatment-resistant populations together with an acceptable safety and tolerability profile,” stated Justin Gover, GW’s Chief Executive Officer. “Our recent successful financing has provided GW with the necessary capital to move forward with confidence in preparing to execute a highly successful launch.”

RECENT OPERATIONAL HIGHLIGHTS

•	Epidiolex® (CBD) orphan epilepsy program in Dravet syndrome, Lennox-Gastaut Syndrome (LGS), Tuberous Sclerosis Complex (TSC) and infantile spasms (IS)
o	Phase 3 development programs:
▪	Positive results in first Phase 3 Dravet syndrome trial
▪	Positive results in first Phase 3 LGS trial
▪	Data presentations expected at upcoming American Epilepsy Society Annual Meeting in December
▪	Positive Dravet syndrome Pre-NDA meeting held with FDA
▪	NDA on track for H1 2017 submission for both Dravet and LGS indications
▪	Data from second LGS trial expected at end of Q3
▪	Second Phase 3 Dravet syndrome trial ongoing
▪	Phase 3 trial in TSC ongoing
▪	Phase 3 trial in IS to commence in Q4 2016
o	Expanded access program and open label extension:
▪	Over 1,000 patients now on Epidiolex treatment under Expanded Access Treatment INDs, U.S. State programs, and open label extension trial
•	Advanced clinical programs in multiple cannabinoid pipeline product candidates:
o	CBDV Phase 2 partial-onset epilepsy study in adults ongoing. Part A complete and Part B underway with data expected H1 2017
o	CBDV pre-clinical research ongoing within field of autism spectrum disorders. Initial open-label clinical evaluation expected to commence in H2 2016, with Phase 2 trials expected to commence in H1 2017
o	Neonatal Hypoxic-Ischemic Encephalopathy (NHIE) intravenous CBD Phase 1 clinical program expected to commence in Q4 2016
▪	Orphan Drug and Fast Track Designations granted from FDA and EMA

o	THC:CBD Phase 1b/2a study for the treatment of Recurrent Glioblastoma Multiforme (GBM) fully enrolled with data expected in Q4 2016
o	Sativex® Phase 2 study in children with spasticity due to cerebral palsy fully enrolled with data expected Q4 2016
o	THCV Phase 2 study in type-2 diabetes completed, primary endpoint not achieved

FINANCIAL HIGHLIGHTS

•	Loss for the nine months ended 30 June 2016 of £46.7 million ($62.2 million) compared to £32.3 million for the nine months ended 30 June 2015. This increased loss primarily reflects investment in the Epidiolex Phase 3 pivotal trials program.

•	Cash and cash equivalents at 30 June 2016 of £191.2 million ($254.3 million) compared to £234.9 million as at 30 September 2015. Subsequently in July 2016 a follow-on offering raised total net proceeds after expenses of $273.1 million (£206.4 million).

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the third quarter 2016 financial results today at 8:30 a.m. EDT / 1:30 p.m. BST. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 90 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 13642862.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations	401 500 6570
FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway	+ 44 20 3727 1000

FleishmanHillard (U.S. Media)
Paddi Hurley / Adam Silverstein	212 453 2382 / 917 697 9313
Peel Hunt LLP (UK NOMAD)
James Steel	+44 20 7418 8900

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

Financial Results for the Third Quarter Ended 30 June 2016

GW Overview

GW was founded in 1998 and is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW has established the world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, intellectual property portfolio and regulatory and manufacturing expertise. The Company’s lead cannabinoid product candidate is Epidiolex®, a liquid formulation of pure plant-derived cannabidiol, or CBD, for which GW retains global commercial rights, and which is in development for a number of rare childhood-onset epilepsy disorders. GW has received Orphan Drug Designation from the U.S. Food and Drug Administration, or FDA, for Epidiolex for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, or LGS, Tuberous Sclerosis Complex, or TSC, and Infantile Spasms, or IS, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. Additionally, GW has received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency, or EMA, for Epidiolex for the treatment of Dravet syndrome.

In March 2016, GW reported positive results from the first pivotal Phase 3 trial of Epidiolex in Dravet syndrome and in June 2016 GW reported positive results from the first pivotal Phase 3 trial of Epidiolex in LGS. The Company expects to submit a New Drug Application, or NDA, to the FDA in the first half of 2017 for Epidiolex in both Dravet syndrome and LGS. GW is also building an experienced commercial team in the United States in preparation for the potential future launch of Epidiolex.

GW has a deep pipeline of additional cannabinoid product candidates with an increasing focus on orphan pediatric neurologic conditions. The Company’s pipeline includes cannabidivarin, or CBDV, which is in Phase 2 development in the field of epilepsy and is also being researched within the field of autism spectrum disorders, or ASD. In addition, GW has received Orphan Drug Designation and Fast Track Designation from the FDA for intravenous CBD for the treatment of Neonatal Hypoxic Ischemic Encephalopathy, or NHIE, which is expected to enter Phase 1 development in the fourth quarter of 2016.

Previously, GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 28 countries outside the United States.

U.S. Follow-on Offering

In July 2016, GW successfully completed a U.S. follow-on offering on the NASDAQ Global Market issuing a total of 3,220,000 American Depositary Shares (“ADSs”) at a price of $90.00 per ADS. This total included the full exercise of the underwriter’s option to purchase an additional 420,000 ADSs and resulted in total net proceeds after expenses of approximately $273.1 million (£206.4 million). The funds raised in this offering are primarily intended to support pre-launch commercialization activities for Epidiolex, further expansion of our Epidiolex manufacturing capability to meet anticipated medium and long-term demand, manufacture of Epidiolex inventory in preparation for launch, expansion of the market opportunity for Epidiolex through clinical development of other orphan indications advancement of other pipeline opportunities; and other general corporate purposes, including working capital.

Epidiolex in Dravet syndrome and LGS

GW has been conducting pre-clinical research of CBD in epilepsy since 2007. This research has shown that CBD has significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models and that it has the ability to treat seizures in acute animal models of epilepsy with significantly fewer side effects than existing AEDs.

GW’s strategy for the development of Epidiolex within the field of childhood-onset epilepsy is to initially concentrate formal development efforts on four orphan indications: Dravet syndrome, LGS, TSC, and IS, each of which are severe infantile-onset, drug-resistant epilepsy syndromes. GW expects to further expand the potential market opportunity of Epidiolex by targeting additional orphan seizure disorders.

Dravet syndrome

Dravet syndrome is a severe infantile-onset, genetic, drug-resistant epilepsy syndrome with a distinctive but complex electroclinical presentation. Onset of Dravet syndrome occurs during the first year of life with clonic seizures (jerking) and tonic-clonic (convulsive) seizures in previously healthy and developmentally normal infants. Prognosis is poor and approximately 14 percent of children die during a seizure or from Sudden Unexpected Death in Epilepsy or SUDEP. Patients develop intellectual disability and life-long ongoing seizures. There are currently no FDA-approved treatments specifically indicated for Dravet syndrome.

In March 2016, GW reported positive top-line results from the first Phase 3 pivotal efficacy and safety study in 120 patients. For the primary endpoint, patients taking Epidiolex achieved a median reduction in monthly convulsive seizures of 39 percent compared with a reduction on placebo of 13 percent, which was statistically significant (p=0.01). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. Results from secondary efficacy endpoints reinforced the overall effectiveness observed with Epidiolex. In this study, Epidiolex was generally well tolerated, with 84 percent of adverse events reported to be mild or moderate. This trial is the largest known controlled trial in Dravet syndrome ever conducted.

In addition to this first Phase 3 trial, GW is conducting a second Phase 3 trial of Epidiolex in Dravet syndrome which is expected to recruit 150 patients. This placebo-controlled trial differs from the first Phase 3 trial in that it includes two Epidiolex dose arms, at 20 mg/kg per day and at 10 mg/kg per day. GW continues to work to enroll this trial and expects to report results from the trial in 2017.

GW is working with the investigators in the first trial on a manuscript for peer-review publication, which is expected in the fourth quarter of 2016, and presentation of data at the upcoming Annual Meeting of the American Epilepsy Society in December 2016.

LGS

LGS is a type of epilepsy with multiple types of seizures, particularly tonic (stiffening) and atonic (drop) seizures. Seizures due to LGS are hard to control and they generally require life-long treatment as LGS usually persists into the adult years. Historically patients with LGS have had few effective treatment options. Intellectual and behavioral problems associated with LGS are common and add to the complexity of this syndrome and the difficulties in managing life with LGS. Drug resistance is one of the main features of LGS.

In June 2016, GW reported positive top-line results from the first LGS Phase 3 pivotal study in 171 patients. During the treatment period, patients taking Epidiolex 20 mg/kg/day achieved a median reduction in monthly drop seizures of 44 percent compared with a reduction of 22 percent in patients receiving placebo, and the difference between treatments was statistically significant (p=0.0135). A series of sensitivity analyses of the primary endpoint confirmed the robustness of this result. Epidiolex was generally well tolerated in this trial with 78 percent of adverse events reported to be mild or moderate. GW expects presentation of additional data from this trial at the upcoming Annual Meeting of the American Epilepsy Society.

The second Phase 3 trial differs from the first Phase 3 LGS trial in that it includes two Epidiolex dose arms, at 20mg/kg and at 10mg/kg. Originally expected to recruit 150 patients, this trial reached a total of 225 patients randomized and is expected to report top-line results at the end of the third quarter of 2016.

Open Label Extension

All patients in the randomized controlled clinical trials who complete the treatment period are eligible to enroll in a long term open label extension trial. To date, 99 percent of patients who have completed the pivotal treatment period have elected to enroll in the open label extension. The withdrawal rate in this open label extension is 19 percent.

Epidiolex New Drug Application (NDA)

Following the success of the first Dravet syndrome Phase 3 trial, GW requested a pre-NDA meeting with the FDA to discuss a proposed Dravet syndrome NDA. This meeting took place in July 2016 and included some discussion of the LGS trial data. As a result of this constructive meeting, GW believes the guidance received was both positive and supportive of the Company’s proposed filing strategy to submit a single NDA that includes Phase 3 data from one Dravet trial and two LGS trials and which remains on track for a submission in the first half of 2017. Subject to satisfactory review, GW now anticipates simultaneous approval of both indications and does not expect to wait for results from the second trial in Dravet syndrome prior to this submission.

In order to support GW’s NDA, the Company expects to provide the FDA with data from ten Phase 1 and Phase 2 studies, as well as safety data in over 1,800 patients from both the expanded access program and pivotal programs, including over 450 patients with one year or more of Epidiolex continuous exposure. This data is in addition to the pivotal efficacy data.

Epidiolex Follow-On Indications

TSC

TSC is a genetic disorder that causes non-malignant tumors to form in many different organs, primarily in the brain, eyes, heart, kidney, skin and lungs. The brain and skin are the most affected organs. The most common symptom of TSC is epilepsy, which occurs in 75 to 90 percent of patients, about 70 percent of whom experience seizure onset in their first year of life. There are significant co-morbidities associated with TSC including cognitive impairment in 50 percent, autism spectrum disorders in up to 40 percent and neurobehavioral disorders in over 60 percent of individuals with TSC.

A number of patients with TSC have been treated with Epidiolex in the expanded access program. At the 69th Annual Meeting of the American Epilepsy Society, safety and efficacy data on 10 patients diagnosed with TSC from the expanded access program were presented by Massachusetts General Hospital for Children (Geffrey et al) on Epidiolex treatment of refractory epilepsy in these patients. In this poster, there was a response rate of 50%, 50%, 40%, 60% and 66% at 2, 3, 6, 9, and 12 months of treatment with Epidiolex, respectively. Side effects were seen in five patients (50%) and most were resolved with anti-epileptic drug or CBD dose adjustment.

In April 2016, GW commenced a Phase 3 trial of Epidiolex in patients with TSC. This dose-ranging trial is a 16-week comparison of Epidiolex versus placebo in a total of approximately 200 patients, aged one to 65 years, to assess the safety and efficacy of Epidiolex as an adjunctive anti-epileptic treatment. The primary measure of this trial is the percentage change from baseline in seizure frequency during the treatment period. Primary endpoint seizures include focal motor seizures with or without impairment of consciousness or awareness and generalized convulsive seizures.

Infantile Spasms (IS)

An infantile spasm is a specific type of seizure seen in an epilepsy syndrome of infancy and childhood known as West syndrome. West syndrome is characterized by infantile spasms, developmental regression, and a specific pattern on electroencephalography, or EEG, testing called hypsarrhythmia (chaotic brain waves). The onset of infantile spasms is usually in the first year of life, typically between 4 to 8 months of age.

In December 2015, at the Annual Meeting of the American Epilepsy Society, safety and efficacy data on nine patients suffering from epileptic spasms from the Epidiolex expanded access program were presented by Massachusetts General Hospital for Children (Abati et al). Epilepsy spasms often remain refractory to standard AEDs. According to this poster, Epidiolex exerted its effects in a short time course, with a response rate of 67 percent after two weeks and 78 percent after one month. Three of nine patients became spasm-free after two weeks of Epidiolex treatment.

GW expects to commence a two-part Phase 3 trial of Epidiolex in patients with IS in the fourth quarter of 2016.

Epidiolex Manufacturing

GW is currently manufacturing Epidiolex through utilization of in-house and external third party facilities for various steps in the production process. The Company expects to satisfy near-term requirements for Epidiolex from these current facilities but is also in the process of scaling-up various parts of the production process both in-house and with external third parties. GW is actively scaling its growing and manufacturing of Epidiolex to meet anticipated commercial demand, if approved. In 2015, GW’s production of CBD botanical raw materials increased by a factor of approximately 20 times) compared with the previous year and is expected to double in 2016, equating to approximately 1.6 million 100mg/ml bottles of Epidiolex. With expectations of significant demand for Epidiolex upon potential approval, GW plans to continue expansion of Epidiolex plant growing capacity well beyond this 2016 goal. GW believes it is on track to be ready for FDA pre-approval inspection anticipated in the second half of 2017.

Epidiolex Commercialization

GW is planning to commercialize Epidiolex in the United States and elsewhere using its own sales and marketing organization. In June 2015, the Company appointed Julian Gangolli to the newly created position of President, North America and is leading GW’s commercial organization in the United States, which is based in the Company’s office at Carlsbad, California. GW has also recruited a number of U.S. medical affairs, clinical trials and commercial staff, many of whom have strong epilepsy knowledge and experience. With the success of both Dravet syndrome and LGS Phase 3 trials, the Company expects to expand this organization over the next 12 months. The creation of the medical affairs team has allowed GW to open scientific and consultative communications with key stakeholders, such as the patient and physician communities in the United States.

The Company expects to implement a “high efficiency” commercial deployment model expected to include a dedicated sales force of approximately 50 to 60 sales professionals targeting approximately 4,000 – 5,000 U.S. physicians. This commercial organization will be defined by a “high touch” patient, payor and physician communication, education and distribution model, and one in which the medical affairs organization will play a significant role in establishing strong relationships with physicians and patient organizations.

Outside the United States, GW is taking the initial steps toward preparations for Epidiolex commercialization in Europe. The Company has begun to hire key staff in medical affairs and marketing disciplines to begin laying the groundwork for a more comprehensive commercial organization.

U.S. Expanded Access Program (EAP)

In parallel with GW’s formal clinical trial program, the FDA has granted 20 intermediate expanded access Investigational New Drug Applications (INDs) to independent physician investigators in the U.S to treat a total of 465 children and young adults suffering from intractable epilepsy with Epidiolex. In addition, the FDA has granted further intermediate INDs to treat 455 additional patients under expanded access programs supported by six U.S. states and for which GW is supplying Epidiolex. The FDA may authorize expanded access programs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives. The FDA has also authorized to physicians 14 individual emergency INDs and 3 individual patient non-emergency INDs. As at 1 August 2016, approximately 500 patients were on EAP treatment at 32 U.S. clinical sites.

Mechanism of action

There is a significant effort utilizing in vitro, in vivo and other models of epilepsy to identify the mechanisms of action that underpin the clinical effectiveness of Epidiolex (and other cannabinoids) in epilepsy, including investigation of the effect of cannabinoids on epilepsy associated gene expression. As recently reported in Neurotherapeutics (Ibeas et al 2015), CBD is likely to be acting via more than one mechanism of action with the effect of reducing neuronal hyperexcitability. Importantly, the anti-seizure effects of CBD are not dependent on cannabinoid receptors, nor on sodium channels.

CBDV (cannabidivarin) Development Program

In addition to Epidiolex, GW’s product candidates also include the cannabinoid GWP42006, which features cannabidivarin (CBDV) as the primary molecular entity. CBDV bears similarities in chemical structure to CBD and has also shown anti-epileptic properties across a range of in vitro and in vivo models of epilepsy. GWP42006 was also found to provide additional efficacy when combined with drugs currently used to control epilepsy. Positive results using genetic biomarkers for response have been identified.

GW has also evaluated GWP42006 in both general and syndromic pre-clinical models of Autism Spectrum Disorders (ASD) yielding promising signals on cognitive and social endpoints as well as repetitive behaviors. These animal models include both genetically determined and chemically-induced models of neurobehavioral abnormalities, and include Rett syndrome and Fragile X syndrome among others.

GW has completed a Phase 1 trial of GWP42006 in 66 healthy subjects. In this trial, GWP42006 was well tolerated even at the highest tested dose. There were no serious or severe adverse events reported, nor any withdrawals due to adverse events.

GW is now pursuing multiple development programs for GWP42006 both within adult and childhood epilepsy and in childhood behavioral disorders:

• In epilepsy, GW is recruiting a Phase 2 trial of GWP42006. This is a double-blind, randomized, placebo-controlled two-part trial to investigate the pharmacokinetics, followed by efficacy and safety of GWP42006 as add-on therapy in patients with inadequately controlled focal seizures. The first part of this trial has completed enrollment of 32 patients and the dose-ranging pharmacokinetic and safety data has been reviewed by an independent panel. GW has commenced the efficacy part of the trial and expects to recruit an additional 100 patients. Data from this part of the trial is expected in the first half of 2017.

• In October 2015, GW announced that it had signed a Memorandum of Understanding (MOU) with the NSW Government in Australia to advance a research program for Epidiolex and CBDV in children with severe, drug resistant childhood epilepsy. The MOU facilitates a world first, Phase 2 clinical trial in children for GWP42006.

• GW is conducting pre-clinical research into CBDV within the field of ASD. Many of the pediatric intractable epilepsy conditions within the Epidiolex expanded access program share considerable overlap with ASD and these conditions often fall within the orphan disease space. Initial clinical observations from treating physicians suggest a potential role for cannabinoids in addressing problems associated with ASD such as deficits in cognition, behavior and communication. GW is working with investigators and early open-label clinical experience is expected to commence in the second half of 2016, with Phase 2 placebo-controlled trials within ASD expected to commence in the first half of 2017.

Other Orphan/Neurology Pipeline Programs

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury resulting from deprivation of oxygen during birth (hypoxia). GW estimates 6,500 to 12,000 cases of NHIE occur in the U.S. each year. Of these, 35% are expected to die in early life and 30% are expected to develop persistent neurologic disability. There are currently no FDA-approved medicines specifically indicated for NHIE.

GW held a pre-IND meeting with the FDA to discuss the development program for an intravenous CBD formulation (GWP42003) in the treatment of NHIE. GW has received Orphan Drug Designation and Fast Track Designation from the FDA for CBD for the treatment of NHIE. GW has also received Orphan Drug Designation from the EMA for CBD for the treatment of perinatal asphyxia, an alternate term that describes the same condition.

GW expects to commence a Phase 1 trial of GWP42003 in healthy volunteers for an intravenous CBD formulation in the treatment of NHIE in the fourth quarter of 2016.

Glioma

GW is testing its product candidate GWP42002:GWP42003 (THC/CBD) in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the EMA. The Company has received Orphan Drug Designation from the FDA for GWP42002:GWP42003 for the treatment of glioma. In pre-clinical models, GW has shown these cannabinoids used together to be orally active in the treatment of glioma xenografts and have shown tumor response to be positively associated with tissue levels of cannabinoids.

GW has completed recruitment of 27 patients into a placebo-controlled Phase 1b/2a trial in recurrent GBM. This study first evaluated the safety of CBD:THC taken in combination with dose-intense temozolomide, and then initiated a placebo-controlled phase. Data from this trial is expected in the fourth quarter of 2016.

Other Pipeline Programs

Sativex for Cerebral Palsy in Children

GW is currently conducting a Phase 2 clinical trial of Sativex to assess the efficacy, safety and tolerability of Sativex as an adjunctive treatment to existing anti-spasticity medications in children aged 8 to 18 years with spasticity due to cerebral palsy or traumatic central nervous system injury who have not responded adequately to existing anti-spasticity medications. This trial is a randomized, double-blind, placebo-controlled trial followed by a 24-week open label extension phase and has completed enrollment of 72 patients. GW expects to report data from this trial in the fourth quarter of 2016.

Schizophrenia

GW’s product candidate, an oral formulation of GWP42003 (CBD), has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and in September 2015, GW announced positive top line results from an exploratory Phase 2a placebo-controlled clinical trial of CBD in 88 patients with schizophrenia who had previously failed to respond adequately to first line anti-psychotic medications. GW is evaluating appropriate next steps regarding product development in schizophrenia with future research likely focused on pediatric orphan neuropsychiatric indications.

Type 2 Diabetes

GW is testing its product candidate GWP42004 in the treatment of type 2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient.

In March 2014, GW commenced a placebo-controlled Phase 2 dose ranging trial of GWP42004. The primary objective of this trial was to compare the change in glycemic control in patients with type-2 diabetes when treated with one of three doses of GWP42004 or placebo as add-on therapy, to metformin with the primary endpoint being change from baseline to the end of treatment in mean glycosylated hemoglobin A1c (HbA1c) level. The safety and tolerability of GWP42004 compared with placebo was also being assessed. This trial is now completed and a preliminary analysis of the topline data shows that this trial did not meet its primary endpoint. The drug was well tolerated with no serious adverse events. GW is undertaking further evaluation of the data to determine whether to pursue further development of GWP42004 within the field of type-2 diabetes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2016, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and nine months ended 30 June 2016 have been translated into U.S. dollars at the rate on 30 June 2016 of $1.32993 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties.

The principal factors affecting GW’s profitability and operating cash flow are the amount and timing of GW-funded research and development and capital expenditure, the rate of growth of Sativex product revenues, and the amount of development and approval milestone receipts from the Company’s commercial partners.

Expenditure on research and development activities is recognized as an expense in the period in which the expense is incurred. GW incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product Phase 2 trials, currently in the areas of adult epilepsy and glioma. GW refers to this as “GW-funded research and development expenditure.”

A proportion of GW’s research and development expenditure is funded by the Company’s collaboration partners. GW refers to this as “development-partner funded research and development expenditure”. Most of this expenditure during the period relates to the Sativex cancer pain development for the U.S. market which is wholly funded by Otsuka.

Sales, general and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other sales, general and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S. and on the AIM Market in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

Net foreign exchange gains/losses primarily result from unrealized gains/losses on translating the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to pounds sterling exchange rate.

As a UK resident Group with operations in the U.S., GW is subject to both UK and U.S. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As a company that carries out extensive research and development activities, GW benefits from the UK research and development tax credit regime, whereby the Company’s principal research subsidiary company, GW Research Limited, is able to surrender the trading losses that arise from its research and development activities for a cash rebate. This has resulted in a tax credit for each of the periods reported herein, as disclosed in the tax benefit line of the condensed consolidated income statements.

Results of Operations:

Comparison of the three months ended 30 June 2016 and 30 June 2015:

Revenue

Total revenue for the three months to 30 June 2016 was £2.3 million, compared to £8.6 million for the three months ended 30 June 2015. This decrease of £6.3 million primarily comprises:

•	£6.8 million decrease in research and development fees to £0.4 million for the three months ended 30 June 2016 from £7.2 million for the three months ended 30 June 2015. This reflects the impact of the conclusion of the Group’s partner funded Sativex Phase 3 cancer pain clinical trials. This revenue stream is expected to conclude by 30 September 2016.
•	£0.4 million increase in Sativex product sales revenues to £1.5 million for the three months ended 30 June 2016 compared to £1.1 million for the three months ended 30 June 2015.

Other revenue streams, individually, did not change by a material amount.

Cost of sales

Cost of sales for the three months ended 30 June 2016 of £0.7 million is consistent with the £0.7 million recorded in the three months ended 30 June 2015.

Research and development expenditure

Total research and development expenditure for the three months ended 30 June 2016 of £25.6 million increased by £4.8 million compared to the £20.8 million incurred in the three months ended 30 June 2015.

Partner funded research and development expenditure decreased by £6.8 million to £0.4 million for the three months ended 30 June 2016 from £7.2 million for the three months ended 30 June 2015. This decrease reflects the conclusion and close out of the Sativex Phase 3 cancer pain clinical trials.

GW-funded research and development expenditure increased by £11.5 million to £25.2 million for the three months ended 30 June 2016 from £13.7 million for the three months ended 30 June 2015. The increase is due to:

•	£5.7 million increase in epilepsy and other GW funded clinical program costs - reflecting the costs associated with GW's continuing Dravet and Lennox-Gastaut syndrome Epidiolex studies, setting up new Phase 3 studies, costs of our other pipeline studies and costs of providing regulatory support and Epidiolex to an increasing number of patients under FDA-authorized expanded access INDs.
•	£3.1 million increase in research and development staff and employment-related expenses linked to increased global headcount combined with the transition of the Group’s clinical headcount from partner funded Sativex trials to the GW funded Epidiolex development program.
•	£2.1 million increase in other overheads associated with running clinical trials such as depreciation of R&D assets, consumables and other property-related overheads. This increase has been impacted by the Group’s refocussing of assets on GW funded activities from partner funded projects.
•	£0.6 million increase in costs of growing an increased volume of high CBD plant material for the Epidiolex development program.

Sales, general and administrative expenses

Sales, general and administrative expenses for the three months ended 30 June 2016 of £5.6 million increased by £2.6 million compared to the £3.0 million incurred in the three months ended 30 June 2015. This net increase is due to:

•	£2.2 million increase in payroll costs driven by increased headcount within the Group’s growing commercial operations.
•	£0.5 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.
•	£0.3 million increase in respect of increased accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.
•	£0.4 million decrease in respect of commercialization costs in the U.S. These costs follow discreet commercialization projects and the timings of these is such that a decrease in costs is observed from the comparative quarter.

Net foreign exchange gains / (losses)

Net foreign exchange gains for the three months ended 30 June 2016 was a gain of £11.2 million, compared to the £8.9 million loss recorded for the three months ended 30 June 2015. The gain or loss recognized relates to the remeasurement of the Group’s U.S. dollar denominated cash deposits to pounds sterling in the period to 30 June 2016. The Sterling to U.S. dollar exchange rate has moved from 1.4365 at 31 March 2016 to 1.32993 at 30 June 2016. Dollar denominated cash deposits totalled $215.8 million at 31 March 2016 and $204.5 million at 30 June 2016.

Taxation

The tax benefit was £6.1 million for the three months ended 30 June 2016. This represents an increase of £2.8 million compared to a £3.3 million benefit recorded in the three months ended 30 June 2015.

In the three months ended 30 June 2016, GW recorded a tax benefit of £6.1 million made up of: (i) the recognition of an accrued £4.8 million research and development tax credit expected to be claimable by GW Research Limited in respect of research and development expenditure incurred in the three months ended 30 June 2016; (ii) the recognition of £0.3 million of research and development federal tax credits in respect of the year ended 30 September 2015 for the Group’s U.S. subsidiary, GW Pharmaceuticals Inc.; and (iii) recording of £1.0 million of current tax credit in respect of activities of the Group’s U.S. subsidiary, GW Pharmaceuticals Inc. during the year ended 30 September 2016.

In the three months ended 30 June 2015, GW recorded a tax benefit of £3.3 million comprising the recognition of an accrued £3.4 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 30 June 2015. This was offset by a £0.1 million reduction in the deferred tax asset held by the Group’s commercial subsidiary GW Pharma Limited, as the company utilizes brought forward losses to offset against its current period profits.

Loss

The Group reported a loss after tax for the three months ended 30 June 2016 of £12.2 million compared with a loss after tax for the three months ended 30 June 2015 of £21.4 million.

Results of Operations:

Comparison of the nine months ended 30 June 2016 and 30 June 2015:

Revenue

Total revenue for the nine months to 30 June 2016 was £8.6 million, compared to £22.9 million for the nine months ended 30 June 2015. This decrease of £14.3 million primarily comprises:

•	£14.8 million decrease in research and development fees to £3.9 million for the nine months ended 30 June 2016 compared to £18.7 million for the nine months ended 30 June 2015. This reflects the impact of the conclusion of the Group’s partner funded Sativex Phase 3 cancer pain clinical trials. This revenue stream is expected to conclude by 30 September 2016.
•	£0.6 million increase in Sativex product sales revenues to £3.7 million for the nine months ended 30 June 2016 compared to £3.1 million for the nine months ended 30 June 2015.

Other revenue streams, individually, did not change by a material amount.

Cost of sales

Cost of sales for the nine months ended 30 June 2016 of £1.9 million is consistent with the £1.9 million recorded in the nine months ended 30 June 2015.

Research and development expenditure

Total research and development expenditure for the nine months ended 30 June 2016 of £75.5 million increased by £24.2 million compared to the £51.3 million incurred in the nine months ended 30 June 2015.

Partner funded research and development expenditure decreased by £14.8 million to £3.9 million for the nine months ended 30 June 2016 from £18.7 million for the nine months ended 30 June 2015. This decrease reflects the conclusion and close out of the Sativex Phase 3 cancer pain clinical trials.

GW-funded research and development expenditure increased by £39.0 million to £71.6 million for the nine months ended 30 June 2016 from £32.6 million for the nine months ended 30 June 2015. The increase is due to:

•	£19.4 million increase in epilepsy and other GW funded clinical program costs - reflecting the costs associated with GW's continuing Dravet and Lennox-Gastaut syndrome Epidiolex studies, setting up new Phase 3 studies, costs of our other pipeline studies and costs of providing regulatory support and Epidiolex to an increasing number of patients under FDA-authorized expanded access INDs.
•	£12.1 million increase in research and development staff and employment-related expenses linked to increased global headcount combined with the transition of the Group’s clinical headcount from partner funded Sativex trials to the GW funded Epidiolex development program.
•	£5.4 million increase in other overheads associated with running clinical trials such as depreciation of R&D assets, consumables and other property-related overheads. This increase has been impacted by the Group’s refocussing of assets on GW funded activities from partner funded projects.
•	£2.1 million increase in costs of growing an increased volume of high CBD plant material for the Epidiolex development program.

Sales, general and administrative expenses

Sales, general and administrative expenses for the nine months ended 30 June 2016 of £12.5 million increased by £4.9 million compared to the £7.6 million incurred in the nine months ended 30 June 2015. This net increase reflects:

•	A £3.9 million increase in payroll costs driven by increased headcount within the Group’s growing commercial operations.
•	A £1.0 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.
•	A £0.5 million increase in respect of increased accountancy, audit and investor relation costs arising from GW's U.S. listing and Sarbanes-Oxley compliance.
•	A £0.5 million decrease in respect of pre-launch commercialization costs in the U.S. These costs follow discreet commercialization projects and the timings of these is such that a decrease in costs is observed from the comparative period.

Net foreign exchange gains / (losses)

Net foreign exchange gains for the nine months ended 30 June 2016 was a gain of £19.3 million, compared to a £0.7 million loss recorded for the nine months ended 30 June 2015. In both periods the gain recognized relates to the remeasurement of the Group’s US dollar denominated cash deposits to pounds sterling at the closing US dollar to Sterling exchange rate at 31 March. The Sterling to U.S. dollar exchange rate has moved from 1.5127 at 30 September 2015 to 1.32993 at 30 June 2016. Dollar denominated cash deposits totalled $274.9 million at 30 September 2015 and $204.5 million at 30 June 2016.

Taxation

The tax benefit was £15.0 million for the nine months ended 30 June 2016, which represents an increase of £8.9 million compared to a £6.1 million benefit recorded in the nine months ended 30 June 2015.

In the nine months ended 30 June 2016, GW recorded a tax benefit of £15.0 million comprising: (i) the recognition of an accrued £13.4 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the nine months ended 30 June 2016; (ii) the recognition of an additional £0.6 million of research and development tax credits in respect of the year ended 30 September 2015 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period; (iii) the recognition of £0.3 million of research and development federal tax credits in respect of the year ended 30 September 2015 in its U.S. subsidiary, GW Pharmaceuticals Inc., following the submission of an orphan drug tax credit claim and; (iv) recording of £0.7 million of current tax credit in respect of activities of GW Pharmaceuticals Inc. for the year ended 30 September 2016.

In the nine months ended 30 June 2015, GW recorded a tax benefit of £6.1 million made up of: (i) the recognition of an accrued £6.1 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the nine months ended 30 June 2015; (ii) the recognition of an additional £0.2 million of research and development tax credits in respect of the year ended 30 September 2014 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period and; (iii) recording of £0.2 million of deferred tax expense due to the fact that previously recognized losses have been utilized to offset profits earned in the nine months ended 30 June 2015 by GW Pharma Limited.

Loss

The Group reported a loss after tax for the nine months ended 30 June 2016 of £46.7 million compared with a loss after tax for the nine months ended 30 June 2015 of £32.3 million.

Liquidity and Capital Resources

Cash Flow

Net cash outflow from operating activities for the nine months ended 30 June 2016 of £57.2 million was £33.1 million higher than the £24.1 million outflow from operating activities for the nine months ended 30 June 2015, principally reflecting the increase in investment in Epidiolex and other pipeline research and development activities, an increased foreign exchange gain on the Group’s U.S. dollar denominated cash deposits and additional tax benefits.

Capital expenditure for the nine months ended 30 June 2016 of £6.3 million, consisting primarily of ongoing upgrades to our cannabinoid extraction and Epidiolex manufacturing and growing facilities, was £7.8 million lower than the £14.1 million for the nine months ended 30 June 2015 due to the stage of completion of the construction of these facilities.

Net cash flow from financing activities decreased by £128.2 million to a £0.2 million inflow in the nine months ended 30 June 2016 compared to a £128.4 million inflow for the nine months ended 30 June 2015 principally reflecting a new equity fundraising in the comparative period which resulted in a £127.5 million inflow, a decrease in proceeds on share option exercise of £0.5 million and an increase in repayments of fit out funding by £0.2 million in the current period.

As at 30 June 2016, GW had a closing cash position of £191.2 million compared to £234.9 million as at 30 September 2015.

Property, plant and equipment

Property, plant and equipment at 30 June 2016 increased by £9.8 million to £38.5 million from £28.7 million at 30 September 2015. This increase reflects the occupation of the Group’s new cannabinoid extraction facilities, and further expansion growing facilities for Epidiolex production.

Inventories

Inventories at 30 June 2016 decreased by £0.3 million to £4.5 million compared with the £4.8 million at 30 September 2015. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £nil million realizable value provision (30 September 2015: £0.1 million). During the nine months ended 30 June 2016, the provision for inventories reduced by £0.1 million as a result of having utilized some of the Group’s previously provided for inventory in research and development.

Trade receivables and other assets

Trade receivables and other receivables at 30 June 2016 increased by £1.0 million to £3.9 million from £2.9 million at 30 September 2015. This is due to an increase in prepaid costs in relation to goods, services and deposits paid for capital expenditure not yet received by the group.

Trade and other payables

Current trade and other payables at 30 June 2016 increased by £8.7 million to £32.7 million from £24.0 million at 30 September 2015. This increase reflects a £9.1 million increase in trade payables and accruals as a result of the continued expansion of GW funded clinical trials and manufacturing capability offset by a £0.4 million decrease in the provision held for revenue rebates to our commercial partners.

Non-current trade and other payables at 30 June 2016 remained consistent at £8.4 million compared with £8.4 million at 30 September 2015.

Headcount

Average headcount for the nine months ended 30 June 2016 was 429 (30 June 2015: 313).

Guidance

The Group remains on track to meet the expenditure guidance given with its second quarter results in May 2016, albeit that the exchange rate gain of £11.2 million experienced in the third quarter has reduced the projected net cash outflow for the 2016 financial year.

Subject to further exchange rate related volatility the Group’s fourth quarter expenditure plans remain consistent with previous guidance.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out in the Group’s Annual Report on Form 20-F filed by the Company with the SEC on 7 December 2015. The following summary of key risks for the Group are as highlighted below:

Clinical

-	Clinical trials for GW’s product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination. Even if the Company completed Phase 3 clinical trials for a product candidate and these trials show positive results, there can be no assurance that a regulatory authority will approve that product candidate for any given indication.
-	There is a high rate of failure for drug candidates proceeding through clinical trials. Until GW obtains regulatory approval for a product other than Sativex, the Company’s future success will depend heavily on the continued successful commercialization of its only approved product, Sativex, which is currently being commercialized for MS spasticity outside the United States.
-	GW’s expanded access studies are uncontrolled, carried out by individual physician investigators independent from GW, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. These studies contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information, including the statistical principles that the independent physician investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in these trials. Reliance on such information may lead to Phase 2 and/or Phase 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex.

Regulatory & Legislative

-	Legislative or regulatory reform, including reform of the laws governing the use of marijuana for medicinal or recreational use, or of the health care system, in the United States and foreign jurisdictions may affect GW’s ability to profitably sell our products, if approved.
-	If product liability lawsuits are successfully brought against GW, the Company will incur substantial liabilities and may be required to limit the commercialization of its product candidates.
-	GW’s ability to research, develop and commercialize its product candidates is dependent on the Company’s ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.
-	Controlled substance legislation differs between countries and legislation in certain countries may restrict GW’s limit our ability to sell Sativex and its product candidates.
-	Epidiolex, Sativex and the other product candidates GW is developing will be subject to controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of the Company’s business operations, both during clinical development and post approval, and its financial condition.

-	As a condition of approval of an NDA, the FDA may require a Risk Evaluation and Mitigation Strategies (REMS) to ensure that the benefits of the drug outweigh the potential risks. GW may be required to adopt a REMS for its product candidates to ensure that the benefits outweigh the risks of abuse, misuse, diversion and other potential safety concerns.
-	Any failure by GW to comply with existing regulations could harm its reputation and operating results.

Orphan drug designation and intellectual property

-	In respect of GW;s product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications GW is targeting, the Company may be precluded from commercializing its product candidates in those indications during that period of exclusivity. Even if GW obtains orphan drug exclusivity for any of its product candidates this exclusivity may afford limited protection.
o	In the US orphan drug exclusivity may be lost if the FDA later determines that the request for designation was materially defective, or if GW is unable to assure sufficient quantity of the drug. Moreover, a drug product with the same active moiety as that found in GW’s drug candidate may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. Further if another party obtains orphan drug exclusivity for the drugs and indications GW is targeting, the Company may be precluded from commercializing its product candidates in those indications during that period of exclusivity.
o	In the European Union, there is no assurance that GW will successfully obtain orphan drug designation for future rare indications or orphan exclusivity upon approval of any of its product candidates that have already obtained designation. Even if GW obtains orphan exclusivity for any product candidate, in the European Union exclusivity period can be reduced from ten years to six years if at the end of the fifth year it is established that the orphan designation criteria are no longer met or if it is demonstrated that the orphan drug is sufficiently profitable that market exclusivity is no longer justified.
-	GW may not be able to maintain and protect its proprietary technology and assets, which could impair the Company’s proprietary cannabinoid product platform and commercial opportunities and adversely affect its operating profits.
-	If third parties claim that activities infringe upon their intellectual property, GW’s operating profits could be adversely affected and/or the Company may be prevented from developing, manufacturing, importing, using or commercialising some or all of its products and product candidates in jurisdictions in which their intellectual property subsists.

Manufacturing

-	Problems with scale up of GW’s manufacturing process, failure to comply with manufacturing regulations or pass regulatory inspections, unexpected increases in GW’s manufacturing costs, or delays in being able to ship product could harm its business, results of operations and financial condition; as could product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties and the like.
-	Business interruptions, such as the loss of the Company’s manufacturing facilities, its growing plants, stored inventory or laboratory facilities through fire, theft or other causes, or loss of GW’s botanical raw material due to pathogenic infection or other causes, could have an adverse effect on the Company’s ability to meet demand for Sativex, to continue product development activities and to conduct its business.
-	GW depends on a limited number of suppliers for materials and components required to manufacture Sativex and our other product candidates. The loss of these suppliers, or their failure to supply the Company on a timely basis, could cause delays in its current and future capacity and adversely affect its business.

Marketing and Commercialization

-	GW is dependent on the success of its product candidates, none of which may receive regulatory approval or be successfully commercialized.
-	GW’s product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit the Company’s ability to generate revenue from new products.
-	Counterfeit versions of GW’s products could harm its business.
-	As GW markets and commercializes its product candidates, the Company’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
-	GW expects to face intense competition, often from companies with greater resources and experience than it has.
-	Sativex, Epidiolex and GW’s other product candidates contain controlled substances, the use of which may generate public controversy around the Company’s business which could negatively impact the commercial success of any of its approved products or the future development of its product candidates.
-	If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels, GW’s revenue and prospects for profitability will suffer.
-	If GW is found in violation of federal or state ‘‘fraud and abuse’’ laws, the Company may be required to pay a penalty and/or be suspended from participation in federal or state health care programs, which may adversely affect its business, financial condition and results of operations.

Safety

-	Serious adverse events or other safety risks could require GW to abandon development and preclude, delay or limit approval of its product candidates, or limit the scope of any approved label or market acceptance.

Staffing and systems

-	GW has recently grown its business and will need to further increase the size and complexity of its organization in the future, and the Company may experience difficulties in managing its growth and executing its growth strategy.
-	As GW continues to grow its business in terms of size and complexity the Company will need to adapt and change its internal controls and may identify material weaknesses in its internal control over financial reporting, which could result in its financial statements not being prepared properly.
-	Failure of GW’s information technology systems could significantly disrupt the operation of its business.

Funding

-	GS has significant and increasing liquidity needs and may require additional funding.

Risk in Relation to the Use of Financial Instruments

-	The Group is exposed to a number of financial risks, including credit risk, liquidity risk, market price risk and exchange rate risk. It is the Group’s policy that no speculative trading in financial instruments shall be undertaken, and as such the Group does not enter into contracts for complicated or compound financial instruments.

Credit Risk

-	The Group’s principal financial assets are cash and short-term cash equivalents. Risk is minimized through an investment policy restricting the investment of surplus cash to interest bearing deposits principally held with the major UK banking groups and with UK subsidiaries of banking groups with acceptable credit ratings.
-	Trade receivables are concentrated to a small number of large customers with well-established relationships, where the risk and history of default is considered to be low.

Liquidity Risk

-	This risk is minimized by placing surplus funds in a range of low risk cash deposits and short-term liquid investments for periods up to 90 days. This portfolio of deposits is managed to ensure that a rolling programme of maturity dates is managed in accordance with Group expenditure plans in order to ensure available liquid cash funds when required.

Market Price Risk

-	Market price risk primarily comprises interest rate exposure risk, which is managed by maintaining a rolling programme of varying deposit maturity dates, up to a maximum of 90 days, on a breakable deposit basis. The majority of funds are deposited for terms of less than 90 days. This allows the Group to react to rate changes within a reasonable timeframe and to mitigate pricing risk accordingly.

Exchange Rate Risk

-	The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in Pounds Sterling. However, during the year the Group had exposure to U.S. Dollars ("U.S.$"), Euros (“€”) and Canadian Dollars (“CAD”). The Group’s policy is to maintain natural hedges, where possible, by matching revenue and receipts with expenditure. The Group continues to hold a large balance of U.S.$, to match future anticipated U.S.$ denominated expenditure on pre-launch activities and our clinical trials for Epidiolex.

Overseas entity

-	As a foreign private issuer, GW is exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs. Conversely, GW may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

GW continues to face a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining three months of the financial year and could cause actual results to differ materially from expected and historical results.

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the 9 and 3 months ended 30 June 2016.

The directors do not consider that the principal risks and uncertainties have changed since the Annual Report on Form 20-F for the year ended 30 September 2015 was filed by the Group with the SEC on 7 December 2015.

Related party transactions

The Group did not enter into any significant related party transactions during the period.

Justin Gover	Adam George
Chief Executive Officer	Chief Financial Officer

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 28 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex® (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, schizophrenia and epilepsy. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statement

Three months ended 30 June 2016

		30 June		30 June		30 June
	Notes	2016		2016		2015
		$000’s		£000’s		£000’s
Revenue	2	3,097		2,329		8,629
Cost of sales		(946)		(711)		(721)
Research and development expenditure	3	(34,058)		(25,609)		(20,841)
Sales, general and administrative expenses		(7,452)		(5,603)		(2,984)
Net foreign exchange gain/(loss)		14,883		11,190		(8,851)
Operating loss		(24,476)		(18,404)		(24,768)
Interest income		130		98		46
Interest expense		(24)		(18)		(21)
Loss before tax		(24,370)		(18,324)		(24,743)
Tax benefit	4	8,125		6,109		3,318
Loss for the period		(16,245)		(12,215)		(21,425)

Loss per share – basic and diluted	5	(6.1	c)	(4.6	p)	(8.5	p)

All activities relate to continuing operations.

Condensed consolidated statement of comprehensive loss

For the three months ended 30 June 2016

	30 June 2016 £000’s	30 June 2015 £000’s
Loss for the period	(12,215)	(21,425)
Items that may be reclassified subsequently to profit or loss
Exchange gain on retranslation of foreign operations	266	16
Other comprehensive gain for the period	266	16
Total comprehensive loss for the period	(11,949)	(21,409)

GW Pharmaceuticals plc

Condensed consolidated income statement

Nine months ended 30 June 2016

		30 June		30 June		30 June
	Notes	2016		2016		2015
		$000’s		£000’s		£000’s
Revenue	2	11,497		8,645		22,945
Cost of sales		(2,580)		(1,940)		(1,935)
Research and development expenditure	3	(100,406)		(75,497)		(51,328)
Sales, general and administrative expenses		(16,584)		(12,470)		(7,581)
Net foreign exchange gain/(loss)		25,640		19,279		(672)
Operating loss		(82,433)		(61,983)		(38,571)
Interest income		388		292		161
Interest expense		(70)		(53)		(60)
Loss before tax		(82,115)		(61,744)		(38,470)
Tax benefit	4	19,942		14,995		6,140
Loss for the period		(62,173)		(46,749)		(32,330)

Loss per share – basic and diluted	5	(23.7	c)	(17.8	p)	(13.4	p)

All activities relate to continuing operations.

Condensed consolidated statement of comprehensive loss

For the nine months ended 30 June 2016

	30 June 2016 £000’s	30 June 2015 £000’s
Loss for the period	(46,749)	(32,330)
Items that may be reclassified subsequently to profit or loss
Exchange gain/(loss) on retranslation of foreign operations	166	(20)
Other comprehensive gain/(loss) for the period	166	(20)
Total comprehensive loss for the period	(46,583)	(32,350)

GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Nine months ended 30 June 2016

		Share
	Share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2014	237	220,551	19,260	(81,464)	158,584
Issue of share capital	22	127,812	-	-	127,834
Expense of new equity issue	-	(307)	-	-	(307)
Exercise of share options	2	1,139	-	-	1,141
Share-based payment transactions	-	-	-	1,161	1,161
Loss for the period	-	-	-	(32,330)	(32,330)
Other comprehensive loss	-	-	(20)	-	(20)
Balance at 30 June 2015	261	349,195	19,240	(112,633)	256,063

Balance at 1 October 2015	261	349,275	19,189	(123,455)	245,270
Exercise of share options	2	633	-	-	635
Share-based payment transactions	-	-	-	5,900	5,900
Loss for the period	-	-	-	(46,749)	(46,749)
Deferred tax attributable to unrealized share option gains	-	-	-	366	366
Other comprehensive gain	-	-	166	-	166
Balance at 30 June 2016	263	349,908	19,355	(163,938)	205,588

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 30 June 2016

		As at 30 June	As at 30 June	As at 30 September
	Notes	2016	2016	2015
Non-current assets		$000’s	£000’s	£000’s
Goodwill		6,929	5,210	5,210
Other intangible assets		749	563	245
Property, plant and equipment		51,266	38,548	28,733
Deferred tax asset		2,506	1,884	418
		61,450	46,205	34,606
Current assets
Inventories	6	5,955	4,478	4,756
Taxation recoverable		18,912	14,220	12,641
Trade receivables and other assets	7	5,204	3,913	2,873
Cash and cash equivalents		254,252	191,177	234,872
		284,323	213,788	255,142
Total assets		345,773	259,993	289,748
Current liabilities
Trade and other payables	8	(43,514)	(32,719)	(24,022)
Current tax liabilities		-	-	(366)
Obligations under finance leases	10	(153)	(115)	(111)
Deferred revenue	9	(3,028)	(2,277)	(3,269)
		(46,695)	(35,111)	(27,768)

Non-current liabilities
Trade and other payables	8	(11,211)	(8,430)	(8,445)
Obligations under finance leases	10	(6,658)	(5,006)	(1,540)
Deferred revenue	9	(7,791)	(5,858)	(6,725)
Total liabilities		(72,355)	(54,405)	(44,478)
Net assets		273,418	205,588	245,270

Equity
Share capital		350	263	261
Share premium account		465,353	349,908	349,275
Other reserves		25,741	19,355	19,189
Accumulated deficit		(218,026)	(163,938)	(123,455)
Total equity		273,418	205,588	245,270

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the nine months ended 30 June 2016

	Nine months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June
	2016	2016	2015
	$000’s	£000’s	£000’s
Loss for the period	(62,173)	(46,749)	(32,330)
Adjustments for:
Interest income	(388)	(292)	(161)
Interest expense	70	53	60
Tax benefit	(19,942)	(14,995)	(6,140)
Depreciation of property, plant and equipment	3,359	2,526	1,670
Amortization of intangible assets	56	42	2
Net foreign exchange (gains)/losses	(25,777)	(19,382)	672
(Decrease)/increase in provision for inventories	(60)	(45)	13
Profit on disposal of property, plant and equipment	-	-	(1)
Share-based payment charge	7,847	5,900	1,166

	(97,008)	(72,942)	(35,049)
Decrease in inventories	430	323	-
Decrease/(Increase) in trade receivables and other assets	76	57	(171)
Increase in trade and other payables and deferred revenue	4,354	3,274	5,715

Cash used in operations	(92,148)	(69,288)	(29,505)
Income taxes paid	(1,529)	(1,150)	-
Research and development tax credits received	17,663	13,281	5,415

Net cash outflow from operating activities	(76,014)	(57,157)	(24,090)

Investing activities
Interest received	386	290	154
Purchases of property, plant and equipment	(8,319)	(6,255)	(14,136)
Purchase of intangible assets	(483)	(363)	(59)
Proceeds from sales of property, plant and equipment	-	-	2

Net cash outflow from investing activities	(8,416)	(6,328)	(14,039)

Financing activities
Proceeds on exercise of share options	845	635	1,141
Proceeds of new equity issue	-	-	127,834
Expenses of new equity issue	-	-	(307)
Interest paid	(70)	(53)	(63)
Repayment of fit out funding	(319)	(240)	-
Capital element of finance leases	(130)	(98)	(228)

Net cash inflow from financing activities	326	244	128,377

Effect of foreign exchange rate changes on cash and cash equivalents	25,993	19,546	(691)

Net (decrease)/increase in cash and cash equivalents	(58,111)	(43,695)	89,557
Cash and cash equivalents at beginning of the period	312,363	234,872	164,491

Cash and cash equivalents at end of the period	254,252	191,177	254,048

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

1. Significant accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements for the three and nine month periods ended 30 June 2016 and 30 June 2015 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union. These statements were approved by the Board on 9 August 2016.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2015 was derived from the audited financial statements.

The significant accounting policies and methods of computation adopted in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2015 in accordance with IFRS, as issued by the IASB and as adopted by the European Union. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not adopted early any standard, interpretation or amendment that was issued but is not yet effective.

The information for the period ended 30 September 2015 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2016, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and nine months ended 30 June 2016 have been translated into U.S. dollars at the rate on 30 June 2016 of $1.32993 to £1.0000. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

Going concern

At 30 June 2016 the Group had cash and cash equivalents of £191.2 million. The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the 12-month period from the date of this report when considering going concern. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business, and the subsequent completion in July 2016 of a follow-on offering, raising total net proceeds after expenses of $273.1 million (£206.4 million). In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a 12-month period from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

2. Segmental Information

Operating Segments

Information reported to the Company’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•	Commercial: The Commercial segment distributes and sells the Group’s commercial products. Currently Sativex is promoted through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The commercial segment will include revenues from the direct marketing of other future approved commercial products. The Group has licensing agreements for the commercialization of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the U.S., Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, license, collaboration, and technical access fees, and development and approval milestone fees.

•	Sativex Research and Development: The Sativex Research and Development (“Sativex R&D”) segment seeks to maximise the potential of Sativex through the development of new indications. The focus during the period for this segment was the Phase 3 clinical development programme of Sativex for use in the treatment of cancer pain. In addition, Sativex has shown promising efficacy in Phase 2 trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programmes. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using the Group's proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, a treatment for Dravet syndrome and Lennox-Gastaut syndrome, a second epilepsy product candidate as well as other product candidates in Phase 1 and 2 clinical development for glioma, adult epilepsy and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies. Segment result represents the result of each segment without allocation of share-based payment expenses, and before sales, general and administrative expenses, foreign exchange gain/loss, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

2. Segmental Information (continued)

Segmental revenues and results

For the Three Months Ended 30 June 2016

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[1] £’000	Consolidated £’000
Revenue:
Product sales	1,522	-	-	1,522	-	1,522
Research and development fees	-	357	62	419	-	419
License, collaboration and technical access fees	290	-	-	290	-	290
Development and approval milestones	98	-	-	98	-	98
Total revenue	1,910	357	62	2,329	-	2,329
Cost of sales	(711)	-	-	(711)	-	(711)
Research and development expenditure	-	(426)	(24,408)	(24,834)	(775)	(25,609)
Segmental result	1,199	(69)	(24,346)	(23,216)	(775)	(23,991)
Sales, general and administrative expenses						(5,603)
Net foreign exchange gain						11,190
Operating loss						(18,404)
Interest income						98
Interest expense						(18)
Loss before tax						(18,324)
Tax benefit						6,109
Loss for the period						(12,215)

1	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

2. Segmental Information (continued)

Segmental revenues and results

For the Three Months Ended 30 June 2015

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[1] £’000	Consolidated £’000
Revenue:
Product sales	1,152	-	-	1,152	-	1,152
Research and development fees	-	6,984	202	7,186	-	7,186
License, collaboration and technical access fees	291	-	-	291	-	291
Total revenue	1,443	6,984	202	8,629	-	8,629
Cost of sales	(721)	-	-	(721)	-	(721)
Research and development expenditure	-	(7,957)	(12,618)	(20,575)	(266)	(20,841)
Segmental result	722	(973)	(12,416)	(12,667)	(266)	(12,933)
Sales, general and administrative expenses						(2,984)
Net foreign exchange loss						(8,851)
Operating loss						(24,768)
Interest income						46
Interest expense						(21)
Loss before tax						(24,743)
Tax benefit						3,318
Loss for the period						(21,425)

1	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

2. Segmental Information (continued)

Segmental revenues and results

For the Nine Months Ended 30 June 2016

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[1] £’000	Consolidated £’000
Revenue:
Product sales	3,719	-	-	3,719	-	3,719
Research and development fees	-	3,698	247	3,945	-	3,945
License, collaboration and technical access fees	883	-	-	883	-	883
Development and approval milestones	98	-	-	98	-	98
Total revenue	4,700	3,698	247	8,645	-	8,645
Cost of sales	(1,940)	-	-	(1,940)	-	(1,940)
Research and development expenditure	-	(4,487)	(69,239)	(73,726)	(1,771)	(75,497)
Segmental result	2,760	(789)	(68,992)	(67,021)	(1,771)	(68,792)
Sales, general and administrative expenses						(12,470)
Net foreign exchange gain						19,279
Operating loss						(61,983)
Interest income						292
Interest expense						(53)
Loss before tax						(61,744)
Tax benefit						14,995
Loss for the period						(46,749)

1	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

2. Segmental Information (continued)

Segmental revenues and results

For the Nine Months Ended 30 June 2015

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[1] £’000	Consolidated £’000
Revenue:
Product sales	3,111	-	-	3,111	-	3,111
Research and development fees	-	18,303	436	18,739	-	18,739
License, collaboration and technical access fees	998	-	-	998	-	998
Development and approval milestones	97	-	-	97	-	97
Total revenue	4,206	18,303	436	22,945	-	22,945
Cost of sales	(1,935)	-	-	(1,935)	-	(1,935)
Research and development expenditure	(12)	(21,343)	(29,031)	(50,386)	(942)	(51,328)
Segmental result	2,259	(3,040)	(28,595)	(29,376)	(942)	(30,318)
Sales, general and administrative expenses						(7,581)
Net foreign exchange loss						(672)
Operating loss						(38,571)
Interest income						161
Interest expense						(60)
Loss before tax						(38,470)
Tax benefit						6,140
Loss for the period						(32,330)

1	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

2. Segmental Information (continued)

Revenues from the Group’s largest customer are included within the above segments as follows:

	Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s
Three months ended 30 June 2016	70	356	62	488

Three months ended 30 June 2015	70	6,984	202	7,256

Nine months ended 30 June 2016	210	3,698	247	4,155

Nine months ended 30 June 2015	210	18,303	439	18,952

Revenues from the Group’s second largest customer, the only other customer where revenues account for more than 10% of the Group’s revenues, are included within the above segments as follows:

	Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s
Three months ended 30 June 2016	1,280	-	-	1,280

Three months ended 30 June 2015	994	-	-	994

Nine months ended 30 June 2016	3,066	-	-	3,066

Nine months ended 30 June 2015	2,443	-	-	2,443

Geographical analysis of turnover by destination of customer

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2016	2015	2016	2015
	£000’s	£000’s	£000’s	£000’s
UK	361	190	827	818
Europe (excluding UK) United States	1,295 426	1,010 7,055	3,176 3,908	2,632 18,513
Canada	184	173	488	543
Asia	63	201	246	439
	2,329	8,629	8,645	22,945

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

3. Research and development expenditure

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2016	2015	2016	2015
	£000’s	£000’s	£000’s	£000’s
GW-funded research and development	25,190	13,655	71,552	32,589
Development partner-funded research and development	419	7,186	3,945	18,739
Total	25,609	20,841	75,497	51,328

4. Tax benefit

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2016	2015	2016	2015
	£000’s	£000’s	£000’s	£000’s
Current period research and development tax credit	(4,774)	(3,429)	(13,361)	(6,157)
Adjustments in respect of prior year tax credit	(349)	-	(940)	(163)
Current period tax credit	(986)	-	(694)	-
Current period utilization of deferred tax assets	-	111	-	180
Total credit for the period	(6,109)	(3,318)	(14,995)	(6,140)

The research and development tax credit relates to research and development expenditure claimed under the Finance Act 2000 in the UK, or claimed under the orphan credit scheme in the United States. In April 2016, the Group received £13.3 million in respect of research and development expenditure incurred in the UK for the year ended 30 September 2015.

In the three and nine months ended 30 June 2016 and 2015, the Group recognized the full estimated benefit for qualifying research and development expenditures incurred during each period. Any difference in the credit ultimately received is recorded as an adjustment in respect of prior year.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and amended to the extent that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

5. Loss per share

The calculations of loss per share are based on the following results and numbers of shares.

	Three months ended		Three months ended		Nine months ended		Nine months ended
	30 June		30 June		30 June		30 June
	2016		2015		2016		2015
	£000’s		£000’s		£000’s		£000’s
Loss for the period – basic and diluted	(12,215)		(21,425)		(46,749)		(32,330)

	Number of shares
	Three months ended		Three months ended		Nine months ended		Nine months ended
	30 June		30 June		30 June		30 June
	2016		2015		2016		2015
	Million		Million		Million		Million

Weighted average number of ordinary shares	262.9		250.7		262.3		241.5
Less: ESOP trust ordinary shares(1)	-		-		-		-
Weighted average number of ordinary shares for purposes of basic earnings per share	262.9		250.7		262.3		241.5
Effect of potentially dilutive shares arising from share options and warrants(2)	-		-		-		-
Weighted average number of ordinary shares for purposes of diluted earnings per share	262.9		250.7		262.3		241.5
Loss per share—basic	(4.6	p)	(8.5	p)	(17.8	p)	(13.4	p)
Loss per share—diluted	(4.6	p)	(8.5	p)	(17.8	p)	(13.4	p)

(1)	As at 30 June 2016, 33,054 ordinary shares were held in the ESOP trust (30 June 2015: 34,706). The effect is less than 0.1 million ordinary shares for each of the three and nine month periods ended 30 June 2016, and consequently these have not been presented above.
(2)	The impact of 7.2 million and 6.4 million antidilutive share options have been excluded from the diluted loss per share calculation for the three and nine months ended 30 June 2016 (6.2 million and 6.0 million antidilutive share options and warrants for the three and nine months ended 30 June 2015).

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

6. Inventories

	30 June	30 September
	2016	2015
	£000’s	£000’s
Raw materials	265	317
Work in progress	3,430	3,686
Finished goods	783	753
	4,478	4,756

Inventory is stated net of a provision for inventories, calculated in accordance with the Group’s accounting policy. The movement in the provision for inventories is as follows:

£000’s
Opening balance – as at 1 October 2014	351
Write-down of inventories	79
Write off of inventories included in the provision	(316)
Reversal of write-down of inventories	(66)
Closing balance as at 30 June 2015	48

Opening balance – as at 1 October 2015	66
Write-down of inventories	30
Write off of inventories included in the provision	(19)
Reversal of write-down of inventories	(56)
Closing balance as at 30 June 2016	21

The reversal of write-down of inventories is as a result of an increased level of utilization, reducing the level of work in progress expected to expire before use.

Inventories with a carrying value of £2.1 million are considered to be recoverable after more than one year from the condensed consolidated balance sheet date, but within the Group’s normal operating cycle (30 September 2015: £2.7 million).

7. Trade receivables and other receivables

	30 June	30 September
	2016	2015
	£000’s	£000’s
Amounts falling due within one year
Trade receivables	335	373
Other receivables	1,248	956
Prepayments and accrued income	2,330	1,544
	3,913	2,873

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

8. Trade and other payables

	30 June	30 September
	2016	2015
	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	13,759	10,714
Clinical trial accruals	12,699	8,374
Trade payables	4,878	3,795
Fit out funding	597	348
Other taxation and social security	786	791
	32,719	24,022
Amounts falling due after one year
Fit out funding	8,430	8,445
	41,149	32,467

Fit out funding represents £9.0 million (30 September 2015: £8.8 million) owed to the Group’s landlord reflecting the liability to repay the £7.8 million of fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated accrued interest of £1.4 million (30 September 2015: £1.0 million), , net of payments to date of £0.2 million. The repayments of this liability commenced on 27 May 2016 after the Group commenced occupying the facility. Repayments will continue over a 15-year term.

Other creditors and accruals includes £3.7 million of accrued capital expenditure (30 September 2015: £1.2 million).

9. Deferred revenue

	30 June	30 September
	2016	2015
	£000’s	£000’s
Amounts falling due within one year
Deferred license, collaboration and technical access fee income	1,239	1,260
Advance research and development fees	1,038	2,009
	2,277	3,269
Amounts falling due after one year
Deferred license, collaboration and technical access fee income	5,858	6,725

Deferred revenues result mainly from the unamortized portion of up-front license fees received in 2005 of £12.0 million from Almirall S.A. and collaboration and technical access fees from other Sativex licensees.

Advance research and development fees represent amounts received from Otsuka for activities to be carried out on behalf of Otsuka. These amounts will be recognized as revenue in future periods as the services are rendered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2016

10. Amounts payable under finance leases

	Minimum lease payments
	30 June	30 September
	2016	2015
	£000’s	£000’s
Amounts payable under finance leases:
Within one year	476	176
In the second to fifth years inclusive	2,223	703
After five years	6,650	1,206
	9,349	2,085
Less: future finance charges	(4,228)	(434)
Present value of lease obligations	5,121	1,651
	Present value of minimum lease payments
	30 June	30 September
	2016	2015
	£000’s	£000’s
Amounts payable under finance leases:
Amounts due for settlement within 12 months	115	111
Amounts due for settlement after 12 months	5,006	1,540
	5,121	1,651

As at 30 June 2016, the weighted average lease term remaining is 17.3 years (30 September 2015: 12.1 years). All lease obligations are denominated in sterling.

On 27 May 2016, the Group signed the lease for its new cannabinoid extraction facility. On that date balances relating to a finance lease liability and a fixed asset were recognised. Repayments will continue over a 20-year lease term.

11. Contingent liability

As at 30 June 2016 certain fees associated with capital expenditure have been estimated. The final fees payable are expected to be agreed in the first quarter of the year ending 30 September 2017. The Group estimates that there is a possible contingent liability for incremental fees of up to £0.4 million (30 September 2015: £0.4 million) of capital expenditure.

12. Subsequent events

On 18 July 2016 the Group successfully completed an equity financing by issuing 38.6 million ordinary shares in the form of ADSs listed on the Nasdaq Global market, raising expected net proceeds after expenses of $273.1 million (£206.4 million). The proceeds are expected to be used to support pre-launch commercialization activities for Epidiolex, further expansion of our Epidiolex manufacturing capability to meet anticipated medium and long-term demand, manufacture of Epidiolex inventory in preparation for launch, expansion of the market opportunity for Epidiolex through clinical development of other orphan indications, advancement of other pipeline opportunities; and other general corporate purposes, including working capital.